UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB
                                Amendment No. 1
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            NEW WAVE WINDMILLS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

        Ontario, Canada               0-50452              None
        ---------------               -------           -----------
(State or Other Jurisdiction of    (SEC File No.)     (IRS Employer
 Incorporation or Organization)                      Identification No.)


                      121 South Gordon Road, Navarro Isle,
                         Fort Lauderdale, Florida 33310
               (Address of Principal Executive Offices) (Zip Code)

                                Harold J. Pareti
                      121 South Gordon Road, Navarro Isle,
                         Fort Lauderdale, Florida 33310
                     (Name and Address of Agent for Service)

                                 With a Copy to:

                              Hank Vanderkam, Esq.
                             Vanderkam & Associates
                             1301 Travis, Suite 1200
                                Houston, TX 77002
                               Phone 713-547-8900
                             Facsimile 713-547-8910

                                 (954) 581-4260
                (Registrant's Phone Number, Including Area Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

     Securities to be registered pursuant to Section 12(g) of the Act:

                               Common stock no par

                                      Index

                                                                    Page No.

Description of the Business                                           3
Financial Statements
Management's Discussion and Analysis or Plan of Operation             9
Description of Property                                              12
Security Ownership of Certain Beneficial Owners & Management         13
Directors, Executive Officers, Promoters and Control Persons         13
Executive Compensation                                               14
Certain Relationships and Related Transactions                       14
Description of Securities                                            15
Market Price and Dividends on Registrants Common Equity and Other
Shareholder Matters                                                  17
Dividend Policy                                                      18
Legal Proceedings                                                    18
Experts                                                              19
Changes in and Disagreement with Accountants                         19
Recent Sales of Unregistered Securities                              19
Indemnification of Officers and Directors                            19
Where You Can Find More Information                                  20
Index to Financial Statements                                        22
Exhibits                                                             23
Description of Exhibits                                              23
Signatures                                                           23

                                     Part I

                             Description of Business

The Company was incorporated under the laws of the Province of Ontario, Canada on September 19, 2002 under the name of New Wave Windmills, Inc., and became a wholly-owned subsidiary of First Canadian American Holding Corporation ("First Canadian"). On June 30, 2003, the Company was spun-off from First Canadian and its shares were distributed to the shareholders of First Canadian. Following the spin-off, the Company began discussions with Global Airline Services, Inc. ("Global") of Fort Lauderdale, Florida concerning a possible acquisition. The purpose of the acquisition was to enable Global to have access to capital markets. Prior to the acquisition there was no relationship between New Wave and Global, nor was any business conducted between them. On October 1, 2003, the Company acquired all of the issued and outstanding shares of Global in exchange for 14,000,000 shares of the Company's common stock. In anticipation of this acquisition, the Company's shareholders voted to approve a change in the Company's name to Air Charter Express, Inc. and a change in the Company's domicile from the Province of Ontario to the State of Nevada. The implementation of this resolution is awaiting final approval from the Ontario Ministry of Consumer and Business Services, which is currently processing the request. The Ministry is obligated to insure that Ontario residents are not adversely affected by such a re-domiciling. Upon final approval by the Ministry the Company will re-domicile to Nevada and change its name to Air Charter Express, Inc.

The shareholders of the Company approved a change in the Company's name for several reasons. First, Ontario law requires that a majority of an Ontario Company's directors be Canadian citizens or residents. All of the Company's nominees for director are United States citizens and residents and therefore could not serve in that capacity if the Company remained domiciled in Ontario. Second, being domiciled in Canada could subject the Company to tax liability in Canada, where rates are higher than in the United States. Third, because of certain corporate reporting rules in Ontario, the administrative cost to the Company is greater than if it were domiciled in Nevada.

Global Airline Services, Inc. was incorporated under the laws of the State of Delaware on December 19, 1996. Global's principal business is providing charter aviation brokerage services principally in the college athletic charter market. In addition, Global operates ethnic travel flights to the Dominican Republic, Puerto Rico and Trinidad. Global plans on expanding its ethnic services to Haiti, Guatemala, Venezuela, and Guyana in the near term.

Our Principal Services and their Markets

Global Airline Services, Inc. is an aircraft leasing and brokerage company that specializes in providing reliable and quality air charter services for its clients. Our principal base of operations is in Ft. Lauderdale, Florida.

We primarily cater to groups of travelers that are looking for an alternative to commercial air travel. In order to do this, we lease unused capacity of commercial air carriers for a specific period, and the lease includes provisions these carriers for crew, insurance coverage and maintenance and fuel.

Global is not a commercial air carrier. We do not bear the fixed costs of owning or leasing airplanes. Global pays a flat rate to the airline carrier it uses that incorporates the cost of the aircraft, fuel, maintenance, crews and insurance. Global then arranges and pays for the ground handling, airport fees, and catering. Under this arrangement Global only pays for the aircraft for the specific dates it needs the airplane, and does not face the fixed costs of ownership or a monthly lease payment when the aircraft is not in use.

When we receive a request for a charter quote, we contact our air charter vendors in order to obtain availability and cost of a specific trip. Global then receives a precise price to accommodate the trip. To this price we add our commission, typically ten percent (10%), and quote the gross rate for our service to our client. Once our client pays fully in advance, we enter into a firm commitment with our air charter vendor, thereby eliminating any receivables from customers as well as the risk of collections of such receivables.

Our lease contracts with our airline vendors entail the lease of a particular aircraft, and it typically includes the vendor's crew, insurance coverage, and maintenance. The lease may entail services being provided for a single day, such as a one-day Washington, D.C. visit by a school group; it may be for a whole season, such as August through November during college football season; or it may entail each day of the week for up to six months, such as a large tour operator serving the Caribbean tourist industry from December through May of each year.

This arrangement allows us to be unique in meeting the various needs of our air travel clients. Unlike commercial airlines that have a limited number of large aircraft models in service, we are able to provide different aircraft of various sizes from our numerous air carrier vendors. This benefits our travel group customers because we are able to meet our customers' specific travel needs by match the aircraft size with the size of our customer's travel group.

The percentage breakdown of our total year 2003 revenues by segment is as follows:

a. College / University Travel: 40%
b. Casino Travel: 25%
c. Tour Group Travel: 20%
d. Ethnic Travel: 10%
e. Miscellaneous: 5%

The College Athletic Charter Market

There are approximately 110 colleges that participate in division 1-A football and another 40 colleges that participate in division 2-A football that have the ability or necessity to charter aircraft to transport their players, coaches, and related personnel to away football games. Currently, the Company arranges for air transportation for approximately thirty of these schools, providing a dependable client base for the Company. The Company also has contracts with other colleges and universities for the transportation of men and/or women's basketball teams, bringing the total number of colleges and universities served to approximately fifty-five. The Company also arranges for charter service to fly alumni to bowl games at the end of the season.

By hiring personnel, the Company believes that it will have the capability to handle the entire air travel program for colleges and universities, and not just their sports teams. The Company also plans on expanding the services by providing a complete travel solution that would include hotels, ground transportation, catering and other ground services.

Many of the travel arrangements undertaken by Global are the results of arrangements signed, or bids accepted often 4 to 6 months in advance of the travel date, so revenues can be forecast with reasonable certainty.

By having a reasonable state of predictable revenue stream and not having the large fixed cost of owning the aircraft, the Company will be able to expand its operations with limited additional resources.

The Ethnic Charter Market

Scheduled airlines do not have the capacity to handle the spikes in airline traffic during peak ethnic travel periods such as Christmas or during festivals. For example, an airline may have ten flights a week to Brazil, but during Carnival season, there may be a need for fifty flights per week. Charter airlines and chartered aircraft fill that need. When all the differing ethnic markets and related holidays and observances are considered, we believe that our company can benefit from the ethnic charter airline market. With additional capital, Global also intends to develop this market.

Package Tours

Global also arranges charter air services for various package tours, particularly the high end of the package tour market. These services generally coincide with school holidays such as Christmas or Spring break. Although this is a relatively small segment of our business, it has been highly profitable and continues to grow as more tour operators become familiar with our service.

The "high end of the package tour market" are those package tours sold to destinations that have normally higher hotel and ground (i.e., ski, snorkeling, etc.) accommodation costs. The marketing of these services is directly to the travel agents with specific flyers, and participation in travel / trade shows that feature these destinations. No contractual relationships currently exist for these services.

Business Development

There are five markets that the Company has targeted to expand its operations. They are the following:

.. High End package tour market . Ethnic markets . Colleges and Universities . Casino Markets . Power by the hour

High End Package Tour Market

Although the Company has operations in the market, its market penetration has been minimal. Many tour operators do not have sufficient sales of any package tours to fill an aircraft. Accordingly, they often book their tour group on a scheduled airline. By being able to put groups from several tour operators on a single flight to a common destination, or destinations in the same general vicinity (e.g. Aspen and Park City), the Company is able to provide chartered aircraft to a tour operator at a reduced price.

Ethnic Markets

The Company presently provides air charters to the Dominican Republic, Puerto Rico, and Trinidad, principally during the Christmas holidays, Carnival (Mardi
Gras) and summer vacation. With additional capital and personnel, the Company will be able to provide the same service to the Haiti, Guatemala, Venezuela, and Guyana, and later to areas in the Pacific.

Colleges and Universities

While we currently serve a number of Colleges and Universities, our penetration of this market has only been nominal. With additional capital and personnel, we will be able to call on additional institutions and get on their bid lists. Furthermore, with additional personnel, we will be able to provide a complete package of services, including hotels, ground transportation and meals, and provide services for college and university travel needs other than just those for the sports teams.

Casino Markets

The Company has just begun to develop the casino market. This market is for casinos in cities other than Las Vegas where air service is limited. By working with casino owners and operators in secondary cities with limited air service, the Company hopes to develop a new market for charter airline services. The Company believes that demand for charter airline service is stable as it is not seasonal, and a significant number of casinos are located where scheduled air services are limited.

Power by the Hour

Power by the hour is where an aircraft is leased on a medium term basis, such as a three-month period, with a minimum usage quarterly as opposed to the chartering of an aircraft for a single round trip. Under such an arrangement, the Company would have scheduling control of the aircraft but would operate under someone else's "Certificate of Public Convenience and necessity." (a license to operate air services) This would provide the Company with aircraft availability scheduling, flexibility, particularly for charters needed on a short notice basis, and reduce the overall cost. This option, however, would only be available if the Company is able to raise additional capital to guarantee performance under such a contract.

Contingent upon us receiving appropriate levels of funding, we intend to expand our operations beginning in the current year. Following are the projected costs of expansion and funding anticipated during the years 2004, 2005 and 2006:

                             2004              2005                2006
                           -----------------------------------------------------
Cost                       $ 420,000        $ 600,000         $   800,000
Funding Anticipated        $ 500,000        $ 750,000         $ 1,000,000

There is no guarantee that we will be able to raise additional funds, and presently, no preliminary agreements or understandings are in place for such funding.

Employees

The Company has two employees, both of whom work for us on a full-time basis. The Company also hires contract labor as the need arises.

Competition

There are approximately 12-15 companies in the United States that compete in the various markets where Global solicits business. Among these competitors we believe we are in the top five in annual revenues. We base this belief on discussions we have had with other companies, and an understanding of their market penetration.

Our principal competitors include:

.. Charter Services International - Albuquerque, NM
.. Air Denver Group - Denver, Co.
.. Air Charter Team - Kansas City Mo.
.. Air Planning - Massachusetts
..  Flightserve - Atlanta, GA
..  Group Desk of Scheduled Airlines

Although these companies compete in our market, we do not face widespread competition because of our unique niche in the air travel services industry. Charter airlines typically do not have focus their sales and marketing efforts to sell their product directly, but rather rely on companies such as ourselves to sell their services.

The primary method of competition is through the bid process often employed by the purchasing departments of various universities, or by companies or casinos that may be soliciting competitive bids for a charter flight.

Moreover, most charter brokerage firms only arrange the aircraft for their client, and unlike us, do not participate in the aircraft scheduling, ground services, and related catering services. These additional services provide Global more contact and exposure to our clients. Furthermore, by securing a designated aircraft for a finite period, we can work closely with our clients to design air charter programs that best meet their scheduling needs. With these advantages, and with a strong market position, we believe we are postured to become a major player in this niche of the air travel industry.

Marketing

We believe there is a large and growing list of travel groups that require charter flights in order to satisfy their travel needs. These include:

-        Sports teams (college, pro, and youth groups);
-        High school groups (bands, cheerleaders, civic/senior class trips);
-        Cruise ship connections;
-        Casino trips;
-        Seasonal vacation packages;
-        Fan trips (bowl games, super bowl, etc.);
-        Corporate incentive groups; and
-        Corporate sales meetings.

Global markets its services to these various groups, and offers to provide charter air transportation with an aircraft that meets the size of the group's needs. This may be as small as a 30 seat Brazilia turbo-prop airplane for a college volleyball team, or a 380 seat DC-10 aircraft for a college band or a fan group planning to attend a bowl game out of town.

We market our services through a number of sources, including the following:

Bid Responses - Global is registered with the procurement offices and / or athletic departments of all major United States universities. As bids become published for air service, we respond to these bids on a timely and effective basis.

Informal Collegiate Marketing - Global actively participates in the National Collegiate Director Conference, the Sports Marketing Forum, and other similar conferences in order to market its services and to communicate with potential customers.

Datamark - On a monthly basis, Global distributes via facsimile a flyer outlining the services we offer to over 12,000 travel agents. These flyers solicit travel bids for all customer group sizes. As a result, the travel agents are able to effectively assist their customers' travel needs with our flexible services.

Advertisements - We place our advertisements in various media, including sports business journals and air charter publications.

Geographically, our marketing efforts focus on the North American and Caribbean markets, and include travel flights to the Dominican Republic, Puerto Rico and Trinidad. These are currently the regions in which we are able to provide our services.

Global intends to increase its marketing presence contingent upon availability of additional resources. We plan to (a) hire full-time sales personnel, (b) increase high visibility sponsorship at major travel conventions, (c) purchase more advertising in travel agent publications and travel sports journals, and
(d) distribute more frequently our company materials to the travel press.

Principal Suppliers

Global's utilizes a diverse group of charter airline companies and aircraft in order to provide our services to the customer. These include:

Flightserv / Pace Airlines - This supplier is based in Winston-Salem, North Carolina. We have under lease from Flightserv / Pace Airlines a 162-seat McDonnell Douglas series MD-82 aircraft, and a 118-seat Boeing series 737-200 aircraft. We utilize each aircraft approximately 60-80 hours per month. We pay a flat rate of $3,850 per block hour for the lease of Flightserv's 162-seat McDonnell Douglas series MD-82 aircraft, and a flat rate of $3,650 per block hour for the lease of Flightserv's 118-seat Boeing series 737-200 aircraft.

Planet Airways - We frequently utilize Planet Airways' 173-seat Boeing series 737-200 aircraft. Because of its relatively large size, we are able to accommodate large college football teams, fan groups, and large tour operator programs. The aircraft has a four-hour flying range, and can operate trips from the United States to the southern Caribbean. Because of its larger size and range, we pay $4,500 per block hour for this aircraft. We utilize this aircraft approximately 300 hours a year.

Scott Aviation - Scott Aviation has a fleet of Boeing series DC-9 aircraft configured with approximately 42-44 first class seats per aircraft. This seating arrangement is highly sought after by college basketball teams.

ATA / Champion Air / TransMeridian / Falcon Air / Miami Air - This group of air carriers all provide aircraft for lease to Global at various times during the year based on ad hoc needs of our customers. The prices vary from $5,000 - $6,000 per hour. Aircraft leased are configured in the 170- to 350-seat layout, and consist of Boeing's series 737-600 and series 727-200, and Lockheed Martin's L-1011 aircraft.

Some of our other suppliers are Sunworld Airlines, Falcon Airlines, Casino Express, and Hooters Air.

Generally, Global's leases for aircraft are on a `CAMI' or `CAMIF' basis, which are industry terms referring to a lease of an aircraft that includes `Crew, Aircraft, Maintenance, and Insurance', or `Crew, Aircraft, Maintenance, Insurance and Fuel', accompanying the aircraft. Not included as part of these types of leases are airport fees, handling, catering, and taxes, and the coordination and payment of these items is our responsibility.

Governmental Regulations

The primary governmental authority to operate charter flights is held by the airlines that Global contracts with. The only governmental approvals often sought by Global are United States Customs and Immigrations approval in order to clear an international flight coming into the United States, and the approval of the paperwork forwarded by the air carrier, and tour operator to the United States Department of Transportation on a public charter flight. Of recent date, approval is sometimes required by the Transportation Security Administration if security clearance may be needed during non-working hours (i.e., a late returning football team). Additionally, there is limited impact of any existing or pending governmental regulations on our business.

It May be Difficult to Serve Us with Legal Process or Enforce Judgments Against Us or Our Management.

We are a Canadian company. In addition, one of our directors is a non-residents of the United States, and all or substantial portions of the assets of such individuals are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of Canada would enforce:

- judgements of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

- in original actions brought in Canada, for liabilities against us or non-residents based upon the securities laws of the United States or any state.

In addition, it may be difficult for investors to enforce in the United States judgements obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us or any of our non United States executive officer. Therefore, investors may have limited ability to redress any losses caused from a violation of United States Security Rules.

We are a foreign private issuer within the meaning of the rules under the Securities and Exchange Act of 1934, as amended ("Exchange Act"). As such, we are not subject to certain provisions applicable to United States public companies, including:

- the rules under the Exchange Act requiring the filing with the Securities & Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

- the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

- the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing' trading transaction.

Because of these exemptions, investors are not provided the same information that is generally available concerning public companies organized in the United States and therefore, may not be able to make as informed investment decisions as that for the purchase of securities of a United States Public Company.

                                    Part F/S
                         Global Airlines Services, Inc.
                          Index to Financial Statements

                                                                               Page

December 31, 2002

Report of Independent Auditors                                                    2
Balance Sheets as of December 31, 2002 and 2001                                   3
Statements of Income for the years ended December 31, 2002 and 2001               4
Statement of Changes in Shareholders Equity for the years ended                   5
 December 31, 2002 and 2001
Statement of  Cash Flows for the years ended December 31, 2002 and 2001           6
Notes to Financial Statements                                                     8

September 30, 2003 (Unaudited)

Balance Sheet as of September 30, 2003                                           14
Statement of Income for the nine months ended September 30, 2003 and 2002        15
Statement of Changes in Shareholders Equity for the nine months ended
September 30, 2003 and 2002                                                      16
Statement of Cash Flows for the nine months ended September 30, 2003 and 2002    17

                         North Palm Beach, Florida 33408
                                 (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                             FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.

*Regulated by the State of Florida




INDEPENDENT ACCOUNTANTS' REPORT



The Board of Directors
Global Airline Services, Inc.
Ft. Lauderdale, Florida  33301

We have reviewed the accompanying balance sheet of Global Airline Services, Inc. (a Delaware corporation) as of September 30, 2003, and the related statements of income and cash flows for the nine months periods ended September 30, 2003 and 2002 and the statement of changes in stockholders' equity for the period from January 1, 2001 through September 30, 2002 and from January 1, 2003 through September 30, 2003, in accordance with Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information in these financial statements is the representation of the owners of Global Airline Services, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with U.S. generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

                                          /s/ Wieseneck, Andres & Company, P.A.


GLOBAL AIRLINE SERVICES, INC.
BALANCE SHEET
September 30, 2003
(unaudited)

                                                    ASSETS

Current Assets
      Cash                                                                    $    233,720
      Tax refund claim                                                              31,754
      Deferred tax asset                                                            45,200
                                                                             --------------

          Total Current Assets                                                     310,674
                                                                             --------------

Property and Equipment, net of accumulated depreciation of $4,675                    1,346
                                                                             --------------

             Total Assets                                                     $    312,020
                                                                             ==============


                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
      Accounts payable                                                        $     34,191
      Income taxes payable
          Prior year                                                                10,860
          Current                                                                   59,000
      Loans payable stockholders                                                   201,959
      Current portion of loans payable                                             234,440
      Current portion of notes payable                                              14,546
                                                                             --------------

          Total Current Liabilities                                                554,996
                                                                             --------------

Contingencies

Stockholders' Equity
      Common stock, no par value, 1,500 shares authorized,100
          shares issued and outstanding                                                100
      Paid in capital                                                              (68,400)
      Retained earnings (deficit)                                                 (174,676)
                                                                             --------------

             Total Stockholders' Equity (Deficit)                                 (242,976)
                                                                             --------------

                 Total Liabilities and Stockholders' Equity                   $    312,020
                                                                             ==============


See accompanying independent accountants' review report.


GLOBAL AIRLINE SERVICES, INC.
STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2003 and 2002
(unaudited)

                                                           2003                 2002
                                                     -----------------     ---------------



Travel Fees                                           $     2,443,272         $ 2,849,710

Cost of Revenue                                             1,978,801           2,111,113
                                                     -----------------     ---------------

             Gross Profit                                     464,471             738,597
                                                     -----------------     ---------------

General and Administrative

        Payroll and payroll benefits                           82,100             109,224

        Customer service                                            -              15,000

        Interest                                               19,012              22,345

        Rent                                                   32,030              34,832

        Professional fees                                      25,561              34,296

        Other                                                 123,338             102,348
                                                     -----------------     ---------------


                  Total General and Administrative            282,041             318,045
                                                     -----------------     ---------------


Income Before Income Taxes                                    182,430             420,552
                                                     -----------------     ---------------

        Income taxes

             Current taxes                                   (59,000)             (1,200)

             Deferred taxes                                        -            (141,800)
                                                     -----------------     ---------------



Net Income                                            $     123,430         $    277,552
                                                     =================     ===============

                                                      $       1,234               $2,776
Basic and Diluted Earnings Per Share                 =================     ================


GLOBAL AIRLINE SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from January 1, 2001 through September 30, 2002 and from January 1, 2003 through September 30, 2003
(unaudited)

                                                                                                      Total
                                                                               Retained           Stockholder's
                                            Capital          Paid in           Earnings              Equity
                                             Stock           Capital           (Deficit)            (Deficit)
                                       ----------------   --------------     -------------     --------------------



Balance at January 1, 2001              $        100       $ (68,400)         $(513,242)        $     (581,542)


        Net income for 2001                                                      30,243                 30,243
                                       ----------------   --------------     -------------     --------------------

Balance at December 31, 2001                     100         (68,400)          (482,999)              (551,299)

        Net income for the nine months
        ended September 30, 2002                                                277,552                277,552
                                       ----------------   --------------     -------------     --------------------

Balance at September 30, 2002           $        100       $ (68,400)         $(205,447)        $     (273,747)
                                       ================   ==============     =============     ====================




Balance at January 1, 2003              $        100       $ (68,400)         $(298,106)        $     (366,406)

        Net income for the nine months

        ended September 30, 2003                  -               -             123,430                123,430
                                       ----------------    --------------     -------------     --------------------

Balance at September 30, 2003           $       100        $ (68,400)         $(174,676)        $     (242,976)
                                       ================    ==============     =============     ====================






See accompanying independent accountants' review report.

GLOBAL AIRLINE SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2003 and 2002
(unaudited)

                                                                 2003              2002
                                                             --------------    --------------

Cash Flows from Operating Activities
      Cash received from customers                            $2,443,272        $2,842,046

      Interest income                                                  -                 -
      Cash paid to suppliers, employees and other providers
          of goods and services                                (2,255,204)       (2,449,245)
      Interest paid                                               (12,518)          (25,007)
      Income taxes paid                                            (2,000)          (20,000)
                                                             --------------    --------------

          Net Cash Flows Provided by Operating Activities         173,550           347,794
                                                             --------------    --------------

Cash Flows From Financing Activities
       Loan proceeds from stockholders                            105,036            15,500
      Repayment of stockholder loans                              (47,928)         (134,701)
      Repayment of loan and note payable                           (2,020)         (101,766)
                                                             --------------    --------------

          Net Cash Flows Provided by Financing Activities          55,088         (220,967)
                                                             --------------    --------------

Net Increase in Cash                                              228,638           126,827

Cash and Cash Equivalents at Beginning of Year                      5,082            13,304
                                                             --------------    --------------

Cash and Cash Equivalents at September 30, 2003 and 2002      $   233,720        $  140,131
                                                             ==============    ==============

Reconciliation of Net to Cash Flows Provided By Operating
  Activities:

Net Income                                                      $ 123,430         $ 277,552
Add items not requiring outlay of cash:
      Depreciation                                                  1,275               960

      Gain from restructuring debt                                      -            (7,664)
Cash was increased by:
      Decrease in deferred tax asset                                                141,800

      Increase in accrued interest payable                          6,491                 -
      Increase in income taxes payable                             59,000             1,200
Cash was decreased by:
      Decrease in accounts payable                                (14,646)          (43,392)

      Decrease in accrued interest payable                              -            (2,662)
      Decrease in taxes payable                                    (2,000)          (20,000)
                                                             --------------    --------------

          Net Cash Provided by Operating Activities              $ 173,550        $ 347,794
                                                             ==============    ==============




See accompanying independent accountants' review report.

NOTE A - NATURE OF OPERATIONS

Global Airline Services, Inc. (the Company, Global) was incorporated in the State of Delaware on November 25, 1996. The Company contracts principally with colleges and universities throughout the United States to provide air transportation for their athletic teams to and from various events, and with travel agencies and tour companies that put tours together for large groups of people to various destinations. The Company arranges to provide the air transportation, fuel for flights, catering, airport operations, assistance at airports for baggage claims, and other customer services.

The Company signed an Exchange Agreement with Air Charter Express, Inc. (formerly New Wave Windmills, Inc.), a publicly held corporation, on October 1, 2003 wherein Global will exchange, in a tax free reorganization, 100% of its outstanding common shares for 14 million common shares of Air Charter. The acquisition of Global by Air Charter is considered a reverse take over for financial reporting purposes. See Note O.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Airline Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Recognition of Income Deposits for any travel arrangements received by the Company for any contracted tour are recorded as deferred revenue when received. Deposits are recognized as income along with the remaining contract proceeds when the flight occurs. When the company signs a contract for a tour, the Company must contract with an air carrier for the use of an airplane on that specific date. The deposits with the air carrier are also non-refundable, therefore, in accordance with the terms of the tour contract, all deposits are non-refundable. Deposits with the air carriers are recorded as a deferred expense until such time as the flight occurs.

Use of Estimates The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2003.

The Company maintains its cash in bank demand accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Equipment and Depreciation The Company records its equipment at cost and uses the straight-line method of computing depreciation based upon estimated useful lives ranging from five to seven years. The Company uses the same depreciation methods and rates for both tax and financial reporting purposes.

NOTES TO FINANCIAL STATEMENTS

Income Taxes The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax asset represents the future tax return consequences of a net operating loss carryover and temporary timing difference in recognizing bad debt expense for book and tax purposes.

Advertising Costs Advertising costs are charged to operations when incurred and totaled $1,042 and $2,371 for the periods ending September 30, 2003 and 2002, respectively.

NOTE C - LOAN RECEIVABLE, ALLOWANCE FOR CREDIT LOSSES

In 2001,the Company loaned $226,600 to a related company that is also owned 100% by a stockholder of Global Airline. In 2001, Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement and interest was not imputed on the outstanding balance. Management established an allowance for credit losses in 2001 for monies loaned to a related corporation owned 100% by a stockholder of Global Airlines. The related company went out of business and filed its final income tax returns as of December 31, 2002. The Company wrote off the loan receivable against the allowance for credit losses at December 31, 2002. See note L.

NOTE D- EQUIPMENT

Depreciation of furniture and equipment is provided using the straight-line method over their estimated useful life from 5 to 7 years.

In accordance with Financial Accounting Standards Board Statements of Standards 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is in effect for financial statements issued for fiscal years beginning after December 15, 2001, management has determined that its long-lived assets to be held and used are not impaired at September 30, 2003. Depreciation expense included in the cost of revenues for the periods ended September 30, 2003 and 2002 is $2,475.


NOTE E- INCOME TAXES

At September 30, 2003, the Company has a federal income tax liability payable from 1998 remaining in the amount of $10,860. The Company is currently making monthly installments of $2,000 to pay off the outstanding balance.

The Company had a net operating loss (NOL) for federal income tax purposes in 2001 of $299,000. The Company carried $130,440 of the NOL back to 1997 and 1998 to recover $31, 551 in income taxes paid plus accrued interest. The Company has not received the refund at September 30, 2003. The refund, when received, will be net of any of the company's prior years tax liabilities that remain outstanding, if any. See the preceding paragraph.

The Company has the following federal income tax NOL loss carryovers into 2003 to be utilized against future years income. The NOL's expire as follows:

    NOL Carryover          Expiring
----------------------    -----------

          $    89,926           2019
              169,030           2021
                1,171           2022
----------------------

          $   260,127
======================

The Company had a deferred tax asset at December 31, 2002 in the amount of $76,700 which was the result of the NOL carryover to 2003 in the amount of $260,127. The NOL carryover from 2001 was utilized in September 2002 to reduce the annualized net taxable income. Current income taxes at September 31, 2003 and 2002 were computed using actual income tax rates.


NOTE F- NOTES AND LOANS PAYABLE

The company was indebted to the following creditors at September 30, 2003:

A annuity over the estimated life of the annuitant with monthly payments of $1,250. The annuity was established in June 1999 for the purpose of acquiring outstanding "option shares" that allowed the holder to acquire 10% of the Company. Interest was imputed at 9% and the annuity was initially estimated to expire on December 31, 2004. In July 2002, management renegotiated the annuity buyout for three installments of $12,500, $10,000 and $7,500 payable on August 15, 2002, 2003 and 2004, respectively. Interest on the renegotiated note was imputed at 9%. All interest has been paid through September 30, 2003.


                                                                                       $ 14,546


The Company converted an accounts payable to a loan payable in June 1999. There is no written loan agreement. Interest is imputed at 5%. Payments of principal and interest are paid based upon the available cash flows of the Company.
Accrued interest payable included in the balance at September 30, 2003 is $5,736.

                                                                                          234,440
                                                                                     --------------

                           Total Notes and Loans Payable                                  248,986

                           Less Current Portions of Notes and Loans                      (248,986)
Payable
                                                                                     --------------

                            Notes Payable Net of Current Portion                     $         -
                                                                                     ==============

NOTE G- LOANS PAYABLE STOCKHOLDERS

The loan payable stockholder is non-collateralized and due on demand.
There is no written loan agreement. Interest is accrued monthly and imputed at the rate of 5.5%. Accrued interest payable included in the
balance at September 30, 2003 is $775.                                              $     169,817

A second stockholder loaned funds to the Company. The loan payable to stockholder is non-collateralized and due on demand. There is no written loan agreement. Interest is accrued monthly and imputed at the rate of 6.9%. All interest has been paid through September 30, 2003.
                                                                                           32,142
                                                                                     -------------


Total Payable Stockholder                                                          $     201,959

                                                                                     =============


NOTE H- OPERATING LEASE

The Company leases its office space which is located at the personal residence of the majority stockholder of the Company. No written lease agreement exists. Office rent expense for the periods ended September 30, 2003 and 2002 are $32,030 and $34,832, respectively.

NOTE I- PAID IN CAPITAL, TREASURY STOCK

In 1999, the Company purchased outstanding "option shares" that allowed the option holders to acquire 20% of the issued and outstanding shares of the Company for $100. The detachable "option shares" were a part of a Convertible Debenture and Option Agreement dated March 17, 1997. The convertible debenture was issued in 1997 and paid in full in 1999. The detachable options were valued at $10,000, their estimated fair market value, at the date of issuance and recorded as paid in capital.

The holders of the options provided written notice to the Company in 1999 of their intent to exercise the options. The Company purchased the outstanding options in 1999 for $78,400 prior to the issuance of the common stock. The Company recorded the acquisition of the options as treasury stock (reduction of paid-in-capital).

NOTE J- GAIN FROM RESTRUCTURING DEBT

A gain from the restructuring of the debt described in Note F resulted from the renegotiation of that debt. The resulting gain was recognized in the statement of income.

NOTE K-EFFECT OF INFLATION

Inflation has not had a material impact on the Company's financial results.

NOTE L- RELATED PARTY TRANSACTIONS

The Company leases its office space which is located in the home of the majority stockholder of the Company. No written lease agreement exists. Office rent for the six month period ending September 30, 2003 and 2002 was $32,030 and $34,832 respectively. See Note H.

In 2001,the Company loaned $226,600 to a related company that is also owned 100% by a stockholder of Global Airline. In 2001, Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement and interest was not imputed on the outstanding balance. The related company also transferred its remaining equipment, net of accumulated depreciation of $411, to Global reducing the loan payable by $810. The loan receivable was written off at December 31, 2002. The Company utilized the related company's airplane through approximately June 2002 and charged $429,700 to cost of revenue for the maintenance and operations of the airplane during that period. There was no written agreement between the companies. See note C.

The Company paid the majority stockholder of the Company $23,604 and $89,800 through September 30, 2003 and 2002, as a partial reduction of the outstanding loan payable to stockholder. Of these two amounts, $8,575 and $7,693, respectively, were charged to interest expense and the remaining $15,029 and $82,107, respectively, reduced principal. Interest on the loan was imputed 5.5%. See Note G.

The Company repaid a minority shareholder $65,500 in 2002 for funds loaned to the Company by the shareholder in 2001 and 2002. Of the $65,500, $2,334 was applied to interest expense and the remaining $63,166 reduced principal. The shareholder loaned the Company and additional $62,225 through September 30, 2003. The Company repaid the minority stockholder $34,312 in 2003 of which $1,413 was charged to interest expense. Interest on the loan was imputed at 6.9%. See Note G.

NOTE M- CONTINGENCIES

In approximately the year 2000, a tour company filed suit for a claim of loss in a Texas court against Global. The company obtained a judgment against Global in Tarrant County, Texas for approximately $190,000. The tour company subsequently filed two motions in Florida in an attempt to domesticate their judgment for purposes of execution. Both motions were denied by florida judges. The Company was not aware of any legal action against it until it was notified by the Florida Courts of the attempt to domesticate the judgment. An action was filed by the Company to contest the validity of the judgment pursuant to Florida Statute 55.509. No Further action has been taken by the Company.

This suit was brought by a bankruptcy trustee in 2000 for flights operating by Skytrek on behalf of Global in 1999. Skytrek is now in a Chapter 7 liquidation. The matter was moved from the court to mediation. There was one preliminary mediation discussion between the attorneys, but the matter has been continued by the Trustee two to three times. The matter is not active at this time. The mediation discussions at the outset centered around a $10,000 to $20,000 payment by Global.

Champion Tours is an Orlando-based tour company that contracted with American Tours and Charters in Tampa, Florida for two trips from Dallas to Orlando in March 2003. The Company had a contract with American tours to provide the aircraft. There was a dispute between Champion and American and Global was not paid in full. Champion has sued American Tours, and the Company was joined for a refund of the $27,000 deposit. The attorneys for the plaintiff and defendants have agreed to execute a joint stipulation of dismissal of all claims. All parties are to bear their own attorney fees and costs.



NOTE N- RECENT ACCOUNTING PRONOUCEMENTS

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue reorganization in financial statements. The Company adopted SAB 101 in its fiscal year beginning January 1, 2001. The adoption of SAB 101 had no impact to the operating results and financial position.

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133", as amended by SFAS No. 138). This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge criteria are met. The Company adopted SFAS No. 133 in its fiscal year beginning January 1, 2001. The adoption of SFAS No. 133 had no impact on the operating results and financial position, since the Company currently does not invest in derivative instruments or engage in hedging activities.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, among other things, eliminate the pooling of interests method of accounting for future acquisitions and require that goodwill no longer be amortized, but instead be subject to impairment testing at least annually. SFAS No. 142 must be adopted in fiscal years beginning after December 15, 2001 as of the beginning of the fiscal year. The Company adopted SFAS 141 and 142 January 1, 2002. The adoption of SFAS No. 141 and 142 had no impact on the operating results and financial position of the Company.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No. 142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's financial statements as of the date of this report.

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; an depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

The FASB also issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment of the disposal of long-lived asset.

An impairment loss is recognized if the carrying amount of a long- lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized. The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 has no impact on the company's operating results of financial position.

NOTE O- SUBSEQUENT EVENT

On October 1, 2003, the stockholders' of Global Airline Services, Inc. surrendered 100% of the outstanding common stock of the company for 14 million shares of New Wave Windmills, Inc. (New Wave). New Wave was incorporated under the laws of the Province of Ontario, Canada on September 19, 2002 under the name of New Wave Windmills, Inc., and became a wholly-owned subsidiary of First Canada American Holding Corporation (First Canadian). On June 30, 2003, the Company was spun-off from First Canadian and its shares were distributed to the shareholders of First Canadian. Following the spin-off, New Wave began discussions with Global Airline concerning a possible acquisition. On October 1, 2003, New Wave acquired all of the issued and outstanding shares of Global in exchange for 14,000,000 shares of New Wave's common stock. In anticipation of this acquisition, New Wave's shareholders voted to approve a change in New Wave's name to Air Charter Express, Inc. and a change in domicile from Province of Ontario to the State of Nevada. The implementation of these changes is presently going through the regulatory process and should be completed by December 31, 2003. Prior to the acquisition of Global, Air Charter had no business operations. The business combination will be accounted for under the purchase method in accordance with Statement of Financial Accounting Standard No. 141. Management will test for impairment of Goodwill annually in accordance with Statement of Financial Accounting Standard No. 142.

The following is a consolidated unaudited condensed proforma Balance Sheet and a consolidated unaudited condensed proforma Statement of Income for the nine months ended September 30, 2003. The consolidated column is net of eliminating entries. Air Charter will have 20 million shares of no par value common shares outstanding after the acquisition. Management of Air Charter has represented that no transactions have taken place within the company from its inception.

Consolidated Balance Sheet


                                        Air Charter        Airline           Consolidated
                                        Express Inc.      Services, Inc.
                                        (unaudited)       (unaudited)         (unaudited)
                                       --------------    ---------------    --------------

Cash                                    $     -           $  5,082           $  5,082
Other Assets                                  -             76,954             76,954
Property and equipment-net                    -              2,621              2,621
Investment in Global                    100,000                  -                  -
Goodwill                                      -                  -            651,299
                                       ---------          ----------       -----------
Total assets                           $100,000            $84,657           $735,956

Current payables                        $     -           $ 61,700           $ 61,700
stockholder loans payable                     -            144,093            144,093
Notes and loans payable                       -            245,270            245,270
                                       ---------          ----------       -----------
Total liabilities                             -            451,063            451,063

Stockholders' equity (deficit)          100,000           (366,406)           284,893

Total liabilities and stockholders'
 equity                               $ 100,000           $ 84,657           $735,956

Consolidated Statements of Income                         (000's)

Revenue                               $      -            $ 4,762             $ 7,462
Cost of sales                                -              4,022               4,022
                                       ---------          ----------       -----------
Gross profit                                 -                740                 740

General and administrative, and income
taxes                                        -                555                 555

Net income                            $      -            $   185            $    185

Basic and diluted earnings per share                                         $  0.009


INDEPENDENT AUDITORS' REPORT



The Board of Directors
Global Airline Services, Inc.
Ft. Lauderdale, Florida  33301

We have audited the accompanying balance sheets of Global Airline Services, Inc. (a Delaware corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Airline Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                          /s/ Wieseneck, Andres & Company, P.A.

GLOBAL AIRLINE SERVICES, INC.
BALANCE SHEETS
December 31, 2002 and 2001


                                     ASSETS
                                                                            2002                 2001
                                                                     -----------------    ------------------

Current Assets

      Cash                                                                 $ 5,082              $ 13,304
      Loan receivable, net of $192,778 allowance for credit losses

         in 2001                                                                 -                     1

      Tax refund claim                                                      31,754                     -

      Deferred tax asset                                                    45,200               141,800
                                                                  -----------------    ------------------


         Total Current Assets                                               82,036               155,105
                                                                  -----------------    ------------------

Property and Equipment, net of accumulated depreciation

      of $3,400 and $1,426                                                   2,621                 3,215
                                                                  -----------------    ------------------

Other Assets

      Tax refund claim                                                           -                31,753
                                                                  -----------------    ------------------


            Total Assets                                           $        84,657      $        190,073
                                                                  =================    ==================


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
                                                                   $                    $
      Accounts payable                                                      48,840               70,578

      Current income tax payable                                            12,860                36,860

      Loans payable stockholders                                           144,093               273,967

      Current portion of loans payable                                     229,783               320,657

      Current portion of notes payable                                       8,606                23,822
                                                                  -----------------    ------------------


         Total Current Liabilities                                         444,182               725,884
                                                                  -----------------    ------------------


Long-Term Debt, less current portion                                         6,881                15,488
                                                                  -----------------    ------------------


            Total Liabilities                                              451,063               741,372
                                                                  -----------------    ------------------

Contingencies

Stockholders' Equity
      Common stock, no par value, 1,500 shares authorized,

          100 shares issued and outstanding                                   100                  100

      Paid in capital                                                     (68,400)              (68,400)

      Retained earnings (deficit)                                        (298,106)             (482,999)
                                                                  -----------------    ------------------


            Total Stockholders' Equity                                   (366,406)             (551,299)
                                                                  -----------------    ------------------

            Total Liabilities and Stockholders' Equity                 $   84,657            $  190,073
                                                                  =================    ==================

GLOBAL AIRLINE SERVICES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2002 and 2001

                                                           2002                  2001
                                                     ------------------    ------------------



Travel Fees                                                 $ ,762,144         $   2,966,879


Cost of Revenue                                              4,021,986             2,474,344
                                                     ------------------    ------------------


         Gross Profit                                          740,158               492,535
                                                     ------------------    ------------------

General and Administrative

      Payroll and payroll benefits                             150,759               155,492

      Credit losses                                                  -               192,778

      Customer service                                          27,500                40,000

      Interest                                                  25,357                41,561

      Rent                                                      45,332                33,045

      Professional fees                                         48,667                37,000

      Other                                                    168,714               137,685
                                                     ------------------    ------------------


            Total General and Administrative                   466,329               637,561
                                                     ------------------    ------------------


Income (Loss) Before Other Income                              273,829             (145,026)
                                                     ------------------    ------------------

Other Income

      Interest income                                                -                 1,918

      Other Income                                               7,664                     -
                                                     ------------------    ------------------


Income (Loss) Before Income Taxes                              281,493             (143,108)

      Income Taxes

         Current tax refund claim                                    -                31,551

         Deferred tax benefit                                      400               141,800

         Deferred taxes                                        (97,000)                    -
                                                     ------------------    ------------------
Net Income                                                  $  184,893            $   30,243
                                                     ==================    ==================


Basic and Diluted Earnings Per Share                  $          1,849            $      302
                                                     ==================    ==================

GLOBAL AIRLINE SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2002 and 2001


                                                                      Total
                                                  Retained        Stockholders'
                                    Capital       Paid in           Earnings             Equity
                                     Stock        Capital           (Deficit)          (Deficit)
                               ---------------  -------------   ---------------    -----------------


Balance at January 1, 2001      $   100           (68,400)       $ (513,242)        $     (581,542)


       Net Income                                                    30,243                 30,243
                               ---------------  -------------   ---------------    -----------------


Balance at December 31, 2001        100           (68,400)         (482,999)              (551,299)


       Net income                                                   184,893                184,893
                               ---------------  -------------   ---------------    -----------------

Balance at December 31, 2002    $   100          $ (68,400)      $ (298,106)        $     (366,406)
                               ===============  =============   ===============    =================


GLOBAL AIRLINE SERVICES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002 and 2001


                                                                  2002                 2001
                                                            ---------------    ------------------

Cash Flows from Operating Activities
      Cash received from customers                             $ 4,762,144           $ 2,966,879

      Interest income                                                    -                 1,715
      Cash paid to suppliers, employees and other providers

         of goods and services                                 (4,483,142)           (2,819,811)

      Interest paid                                               (42,855)              (39,584)

      Income taxes paid                                           (24,000)              (10,639)
                                                            ---------------    ------------------


         Net Cash Flows Provided by Operating Activities           212,147                98,560
                                                            ---------------    ------------------

Cash Flows From Investing Activities

      Purchase of equipment                                          (159)               (3,940)
                                                            ---------------    ------------------

Cash Flows From Financing Activities

      Proceeds from new borrowings                                  40,500                54,000

      Repayment of notes and loans payable                       (115,337)              (16,473)

      Loans to related company                                           -             (225,779)

      Proceeds from related company                                      -                33,000

      Repayment of stockholder loans                             (145,373)              (63,916)
                                                            ---------------    ------------------


         Net Cash Flows Used by Financing Activities             (220,210)             (219,168)
                                                            ---------------    ------------------


Net Decrease in Cash                                               (8,222)             (124,548)


Cash and Cash Equivalents at Beginning of Year                      13,304               137,852
                                                            ---------------    ------------------

Cash and Cash Equivalents at End of Year                         $   5,082            $   13,304
                                                            ===============    ==================



NOTE A - NATURE OF OPERATIONS

Global Airline Services, Inc. (the Company, Global) was incorporated in the State of Delaware on November 25, 1996. The Company contracts principally with colleges and universities throughout the United States to provide air transportation for their athletic teams to and from various events, and with travel agencies and tour companies that put tours together for large groups of people to various destinations. The Company arranges to provide the air transportation, fuel for flights, catering, airport operations, assistance at airports for baggage claims, and other customer services.

The Company signed an Exchange Agreement with Air Charter Express, Inc. (formerly New Wave Windmills, Inc.), a publicly held corporation, on October 1, 2003 wherein Global will exchange, in a tax free reorganization, 100% of its outstanding common shares for 14 million common shares of Air Charter. The acquisition of Global by Air Charter is considered a reverse take over for financial reporting purpose. See Note N.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Airline Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Recognition of Income Deposits for any travel arrangements received by the Company for any contracted tour are recorded as deferred revenue when received. Deposits are recognized as income along with the remaining contract proceeds when the flight occurs. When the company signs a contract for a tour, the Company must contract with an air carrier for the use of an airplane on that specific date. The deposits with the air carrier are also non-refundable, therefore, in accordance with the terms of the tour contract, all deposits are non-refundable. Deposits with the air carriers are recorded as a deferred expense until such time as the flight occurs. There were no deposits at December 31, 2002 or 2001.

Use of Estimates The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2002 or 2001.

The Company maintains its cash in bank demand accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Equipment and Depreciation The Company records its equipment at cost and uses the straight-line method of computing depreciation based upon estimated useful lives ranging from five to seven years. The Company uses the same depreciation methods and rates for both tax and financial reporting purposes.

Income Taxes The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax asset represents the future tax return consequences of a net operating loss carryover and temporary timing differences in recognizing bad debt expense for book and tax purposes.

Advertising Costs Advertising costs are charged to operations when incurred and totaled $2,725 and $2,030 for 2002 and 2001, respectively.


NOTE C - LOAN RECEIVABLE, ALLOWANCE FOR CREDIT LOSSES

In 2001,the Company loaned $226,600 to a related company that is also owned 100% by the majority stockholder of Global Airline. In 2001,Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement and interest was not imputed on the outstanding loan balance. Management established an allowance for credit losses in 2001 for monies loaned to the related corporation (see note L). The related company went out of business and filed its final income tax return as of December 31, 2002. The Company wrote off the loan receivable against the allowance for credit losses at December 31, 2002.

NOTE D- EQUIPMENT

Depreciation of furniture and equipment is provided using the straight-line method over their estimated useful life from five to seven years.

In accordance with Financial Accounting Standards Board Statements of Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is in effect for financial statements issued for fiscal years beginning after December 15, 2001, management has determined that its long-lived assets to be held and used are not impaired at December 31, 2001 and 2002. Depreciation expense included in the cost of revenues for the years ended December 31, 2001 and 2002 is $1,563 and $813, respectively.


NOTE E- INCOME TAXES

At December 31, 2001, the Company had a current federal income tax liability payable from 1998 in the amount of $36,860. In 2002, twelve monthly installments of $2,000 were paid to reduce the outstanding federal tax liability to $12,860.

The Company had a net operating loss (NOL) for federal income tax purposes in 2001 of $299,000. The Company carried $130,440 of the NOL back to 1997 and 1998 to recover $31,551 in income taxes paid plus accrued interest.

The Company has the following federal income tax NOL loss carryovers into 2003 to be utilized to offset future years income. The NOL's expire as follows:

    NOL Carryover          Expiring
----------------------    -----------

          $    89,926           2019
              169,030           2021
                1,171           2022
----------------------

          $   260,127
======================

NOTE E- INCOME TAXES (continued)

A deferred tax asset derived from the net operating loss carry forward in the amount of $76,700 was computed at actual income tax rates. The Company recognized $76,300 of the deferred tax asset in 2001 and $400 in 2002. Management has determined that no valuation allowance was required.

A deferred tax asset was recorded in 2001 in the amount of $65,500 ($192,778 x 34%) for temporary differences in recognizing bad debt expense for book and tax purposes. The deferred tax asset reversed in 2002.


NOTE F- NOTES AND LOANS PAYABLE

The Company was indebted to the following creditors at December 31, 2002 and 2001:


                                                                                   2002             2001
                                                                               -------------    -------------


An annuity over the estimated life of the annuitant with monthly payments of
$1,250. The annuity was established in June 1999 for the purpose of acquiring outstanding "option shares" that allowed the holder to acquire 10% of the
Company. Interest was imputed at 9% and the annuity was initially estimated to expire on December 31, 2004 . In July 2002, management renegotiated the annuity buyout for three installments of $12,500, $10,000 and $7,500 payable on August
15, 2002, 2003 and 2004, respectively. Interest on the renegotiated note is imputed at 9%.
                                                                                   $ 15,486     $    39,308


The Company converted an accounts payable to a loan payable in June 1999. There is no written loan agreement. Interest is imputed at 5%. Payments of principal and interest are paid based upon the available cash flows of the Company.
Accrued interest payable included in the balances at 2002 and 2001 are $0 and
$2,165, respectively.
                                                                                   229,784         320,659
                                                                              -------------    --------------

                          Total Notes and Loans Payable                            245,270         359,967

                           Less Current Portions of Notes and Loans              (238,389)       (344,479)
Payable
                                                                              -------------    --------------

                           Net Notes Payable                                      $  6,881     $     5,488
                                                                              =============    ==============



NOTE G- LOANS PAYABLE STOCKHOLDERS

The loan payable to the majority stockholder is non-collateralized and due on demand. There is no written loan agreement. Interest is accrued monthly and imputed at the rate of 5.5%. All accrued interest has been paid through
December 31, 2001 and 2002.                                                      $ 141,262      $ 223,470

A second stockholder loaned funds to the Company. The loan payable to the minority stockholder is non-collateralized and due on demand. There is no written loan agreement. Interest is accrued monthly and imputed at the rate of
6.9%. Accrued interest payable included in the balance at 2002 and 2001 is
$16 and $497 respectively.                                                           2,831         50,497
                                                                                ------------    -------------

                                                               Total Loans      $  144,093      $ 273,967
From Stockholders
                                                                                ============    =============


NOTE H- OPERATING LEASE

The Company leases its office space which is located at the personal residence of the majority stockholder of the Company. No written lease agreement exists. Office rent expense for the years ended December 31, 2001 and 2002 is $33,045 and $45,332, respectively.

NOTE I- PAID IN CAPITAL, TREASURY STOCK

In 1999, the Company purchased outstanding "option shares" that allowed the option holders to acquire 20% of the issued and outstanding shares of the Company for $100. The detachable "option shares" were a part of a Convertible Debenture and Option Agreement dated March 17, 1997. The convertible debenture was issued in 1997 and paid in full in 1999.

The detachable options were valued at $10,000, their estimated fair market value, at the date of issuance and recorded as paid in capital. The option holders provided written notice to the Company in 1999 of their intent to exercise the options. The Company purchased the outstanding options in 1999 for $78,400 prior to the issuance of the common stock. The Company recorded the acquisition of the options as treasury stock (reduction of paid-in-capital).

NOTE J- GAIN FROM RESTRUCTURING DEBT

In 2003, a gain from the restructuring of the debt described in Note F resulted from the renegotiation of that debt. The resulting gain was recognized as other income in the statement of income.

NOTE K- EFFECTS OF INFLATION

Inflation has not had a material impact on the Company's financial results.

NOTE L- RELATED PARTY TRANSACTIONS

The Company leases its office space which is located in the home of the majority stockholder of the Company. No written lease agreement exists. Office rent for 2002 and 2001 was $45,332 and $33,045 respectively. See Note H.

In 2001,The Company loaned $226,600 to a related company that is also owned 100% by the majority stockholder of Global Airline. In 2001,Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement and interest was not imputed on the outstanding loan balance. The related company also transferred its remaining equipment, net of accumulated depreciation of $411, in late 2002 to Global reducing the loan receivable by $810. Global paid an additional $145,600 in November and December 2001 for various costs relating to the maintenance and operation of an airplane owned by the related company. These costs were charged to cost of sales since Global utilized the airplane for its transportation needs in those months.

The Company utilized the related company's airplane through approximately June 2002 and charged $429,700 to cost of revenue for the maintenance and operations of the airplane during that period. There was no written agreement between the companies. See note C.

The Company paid the majority shareholder of the Company $79,374 in 2001 and $89,900 in 2002, as a partial reduction of the outstanding loan payable to stockholder. Of these two amounts, $15,457 and $7,693, respectively, were charged to interest expense and the remaining $63,917 and $82,207, respectively ,reduced principal. Interest on the loan was imputed 5.5%. See Note G.

The Company repaid a minority shareholder $65,500 in 2002 for funds loaned to the Company by the shareholder in 2001 and 2002. Of the $65,500, $2,334 was applied to interest expense and the remaining $63,166 reduced principal. Interest on the loan was imputed at 6.9%. See Note G.


NOTE M- CONTINGENCIES

In approximately the year 2000, a tour company filed suit for a claim of loss in a Texas court against the Company. The company obtained a judgment against Global in Tarrant County, Texas for approximately $190,000. The tour company subsequently filed two motions in Florida in an attempt to domesticate their judgment for purposes of execution. Both motions were denied by florida judges. The Company was not aware of any legal action against it until it was notified by the Florida Courts of the attempt to domesticate the judgment. An action was filed by the Company to contest the validity of the judgment, pursuant to Florida Statute 55.509. No further action has been taken by the Company.

A suit was brought by a bankruptcy trustee in 2000 for flights operated by Skytrek on behalf of the Company in 1999. Skytrek is now in Chapter 7 liquidation. The matter has been moved from the court to mediation. There was one preliminary mediation discussion between the attorneys, but the matter has been continued by the Trustee two to three times. It is not active at this time. The mediation discussions at the outset centered around a $10,000 to $20,000 payment by Global.


NOTE N- SUBSEQUENT EVENTS

Champion Tours is an Orlando based tour company that contracted with American Tours and Charters in Tampa, Florida for two trips from Dallas to Orlando in March 2003. The Company had a contract with American Tours and Charters to provide the aircraft. There was a dispute between Champion and American and Global were not paid in full. Champion has sued American Tours and Charters, and the Company was joined for a refund of the $27,000 deposit. This matter is close to settlement. Management of the Company expects to settle the matter shortly for approximately $5,000.

On October 1, 2003, the stockholders' of Global Airline Services, Inc. surrendered 100% of the outstanding common stock of the company for 14 million shares of New Wave Windmills, Inc. (New Wave). New Wave was incorporated under the laws of the Province of Ontario, Canada on September 19, 2002 under the name of New Wave Windmills, Inc., and became a wholly-owned subsidiary of First Canada American Holding Corporation (First Canadian). On June 30, 2003, the Company was spun-off from First Canadian and its shares were distributed to the shareholders of First Canadian. Following the spin-off, New Wave began discussions with Global Airline concerning a possible acquisition. On October 1, 2003, New Wave acquired all of the issued and outstanding shares of Global in exchange for 14,000,000 shares of New Wave's common stock. In anticipation of this acquisition, New Wave's shareholders voted to approve a change in New Wave's name to Air Charter Express, Inc. and a change in domicile from Province of Ontario to the State of Nevada. The implementation of these changes is presently going through the regulatory process and should be completed by December 31, 2003. Prior to the acquisition of Global, Air Charter had no business operations. The business combination will be accounted for under the purchase method in accordance with Statement of Financial Accounting Standard No. 141. Management will test for impairment of Goodwill annually in accordance with Statement of Financial Accounting Standard No. 142.

The following is a consolidated unaudited condensed proforma Balance Sheet and a consolidated unaudited condensed proforma Statement of Income for the year ended December 31, 2002. The consolidated column is net of eliminating entries. Air Charter will have 20 million shares of no par value common shares outstanding after the acquisition. Management of Air Charter has represented that no transactions have taken place within the company from its inception.

Consolidated Balance Sheet


                                                        Global
                                        Air Charter     Airline            Consolidated
                                        Express Inc.   Services, Inc.
                                       (unaudited)    (unaudited)         (unaudited)
                                        -----------    ---------------     -------------


Cash                                    $   -           $ 233,720           $ 233,720
Other Assets                                -              76,954              76,954
Property and equipment-net                  -               1,346               1,346
Investment in Global                  100,000                   -                   -
Goodwill                                    -                   -             651,299
                                     ----------         ---------           -----------
Total assets                         $100,000           $ 312,020           $ 963,319
                                     ==========         =========           ===========
Current payables                     $      -           $ 104,051           $ 104,051
Stockholder loans payable                   -             201,959             201,959
Notes and loans payable                     -             248,986             248,986
                                     ----------         ---------           -----------
Total liabilities                           -             554,996             554,996

Stockholders' Equity (deficit)        100,000            (242,976)            408,323
                                     ----------         ---------           -----------
Total liabilities and Stockholders'
Equity                                100,000           $ 312,020            $963,319
                                     ==========         =========           ===========
Consolidated Statements of Income                         (000's)

Revenue                             $      -            $   2,443             $ 2,443
Cost of Sales                              -                1,979               1,979
                                      ----------         ---------           -----------
Gross Profit                               -                  464                 464

General and administrative, and income
taxes                                      -                  341                 341
                                      ----------         ---------           -----------
Net income                           $     -             $    123             $   123
                                      ----------         ---------           -----------
Basic and diluted earnings
per share                                                                     $ 0.006
                                                                             ===========


NOTE O- RECENT ACCOUNTING PRONOUCEMENTS

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue reorganization in financial statements. The Company adopted SAB 101 in its fiscal year beginning January 1, 2001. The adoption of SAB 101 had no impact to the operating results and financial position.





NOTE O- RECENT ACCOUNTING PRONOUCEMENTS (continued)

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133", as amended by SFAS No. 138). This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge criteria are met. The Company adopted SFAS No. 133 in its fiscal year beginning January 1, 2001. The adoption of SFAS No. 133 had no impact on the operating results and financial position, since the Company currently does not invest in derivative instruments or engage in hedging activities.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, among other things, eliminate the pooling of interests method of accounting for future acquisitions and require that goodwill no longer be amortized, but instead be subject to impairment testing at least annually. SFAS No. 142 must be adopted in fiscal years beginning after December 15, 2001 as of the beginning of the fiscal year. The Company adopted SFAS 141 and 142 in its fiscal year beginning January 1, 2002. The adoption of SFAS no 141 and 142 had no impact on the operating results and financial position of the Company.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No. 142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's financial statements as of the date of this report.

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement.

The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets, will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.


The FASB also issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment of the disposal of long-lived asset.

An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized. The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 has no impact on the company's operating results of financial position.

           Management's Discussion and Analysis or Plan of Operations

History and Development of the Company

The Company was incorporated under the laws of the Province of Ontario, Canada on September 19, 2002 under the name of New Wave Windmills, Inc. and became a wholly owned subsidiary of First Canadian American Holding Corporation ("First Canadian"). On June 30, 2003, the Company was spun-off from First Canadian and its shares were distributed to the shareholders of First Canadian. Following the spin-off, the Company began discussions with Global Airline Services, Inc. ("Global") of Fort Lauderdale, Florida concerning shares of Global in exchange for 14,000,000 shares of the Company's common stock. In anticipation of this acquisition, the Company's shareholders voted to approve a change in the Company's name to AirCharter Express, Inc. and a change in the Company's domicile from Province of Ontario to the State of Nevada. The implementation of these changes is presently going through the regulatory process and should be completed by June 30, 2004. Prior to the acquisition of Global, the Company had no business operations.

Global Airline Services, Inc. was incorporated under the laws of the State of Delaware on December 19, 1996. Its principal business is providing charter aviation brokerage services principally in the college athletic charter market. In addition, Global operates ethnic travel flights to the Dominican Republic, Puerto Rico and Trinidad. Global plans on expanding its ethnic services to Haiti, Guatemala, Venezuela, and Guyana in the near term. Discussions are also under way for long term charter programs to central Asia and other destinations in the Pacific Rim.

Critical Accounting Policies

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experience combined with management's understanding of current facts and circumstances. Certain of the company's accounting policies are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgement on the part of management.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following criteria accounting policies affect our more significant judgements and estimates used in the preparation of our consolidated financial statements:

The acquisition of Global is considered a reverse take over for financial reporting purposes. Accordingly, the financial information presented is that of Global as the Company had no business operations prior to its acquisition of Global.

Revenues. Our business is seasonal; our revenue in the football season is higher because a disproportionate share of our annual revenue is derived from the athletic market.

Recognition of Income. Deposits for any travel arrangements received by the Company for any contracted tour are recorded as deferred revenue when received. Deposits are recognized as income along with the remaining contract proceeds when the flight occurs. When the company signs a contract for a tour, the company must contract with an air carrier for the use of an airplane on that specific date. The deposits with the air carrier are also non refundable, therefore, in accordance with the terms of the tour contract, all deposits are non-refundable. Deposits with the air carriers are recorded as a deferred expense until such time as the flight occurs.

Use of Estimates. The process of preparing financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect the record amounts of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equipment and Depreciation. The Company records its equipment at cost and uses the straight line method of computing depreciation based upon estimated useful lives ranging from five to seven years. The Company uses the same depreciation methods and rates for both tax and financial reporting purposes.

Income Taxes. The provision for income taxes includes the tax effects of transactions resported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax asset represents the future tax return consequences of a net operating loss carryover and temporary timing difference in recognizing bad debt expense for book and tax purposes.

Advertising Costs.  Advertising costs are charged to operations when incurred.

Selected Financial Data:


                               Nine Months Ended September    Years Ended December 31,
                                           30,
Statement of Operations:          2003            2002          2002           2001
                                  ----            ----          ----           ----

Revenues - fees                2,443,272       2,842,046    4,762,144       2,966,879
Cost of revenue                1,978,801       2,111,113    4,021,986       2,474,344
                               ---------       ---------    ---------       ---------
Gross profit                     464,471         730,933      740,158         492,535
Operating expenses               282,041         318,045      466,329         637,561
                                 -------         -------      -------         -------
Income (loss) from operations    182,430         412,888      273,829       (145,026)
Other income (expense)                 -           7,664        7,664           1,918
Income tax (expense) benefit    (59,000)       (143,000)     (96,600)         173,351
                                --------       ---------     --------         -------
Net income                       123,430         277,552      184,893          30,243

Balance Sheet Data:                          9-30-03         12-31-02        12-31-01
Working capital (deficit)                      (244,322)    (362,146)       (570,779)
Total assets                                     312,020       84,657         190,073
Long-term debt                                        --        6,881          15,488
Shareholder equity (deficit)                   (242,976)    (366,406)       (551,299)


The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements attached hereto. The results of operations, liquidity and capital resources is that of Global Airline Services, Inc. On October 1, 2003, all of the shares of Global Airlines Services, Inc. was acquired by New Wave Windmills, Inc. for 14,000,000 shares of New Wave Windmills, Inc. common stock. Because this transaction was considered a reverse takeover, the per acquisition financial statements will be the historic financial statements of the Issuer.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Revenue. Revenues for the nine months ended September 30, 2003 decreased by $406,438 or 14.3% to $2,443,272 from $2,849,710 for the corresponding period of the prior year. This decrease in revenues resulted from cancelled flights in the current period because of a combination of the SARS scare, the IRAQ war and bad weather in the Northeast.

Cost of Revenue. Cost of revenue represents the cost of chartering aircraft. The cost of revenue decreased by $132,312 or 6.3% to $1,978,801 from $2,111,113 from the corresponding period of the prior year. A reduction in the cost of revenues is attributable to a decrease in overall revenues. Cost of revenue as a percentage of revenue increased by 5.8% to 80.1% for the nine months ended September 30, 2003 compared to 74.1% for the corresponding period of 2002. The increase in the cost of goods sold as a percentage of revenue is attributable to a substantial increase in the price of jet fuel during the period around the IRAQ war and the strikes in Venezula that the Company was unable to pass on to its customers.

General and administrative expenses. General and administrative expenses decreased by $36,004 or 11.3% to $282,041 for the nine months ended September 30, 2003 from $318,045 for the corresponding period of the prior year. The decrease is attributable to a reduction in expense of $27,124 interest expense of $3,333, rent of $2,802 and fees of $8,735 which were partially offset by an increase in custom services expense of $15,000 and other expense of $20,990 payroll and payroll benefits, customer service fees and professional fees that were partially offset by an increase in other expenses.

Income Taxes. Income tax expense for the nine months ended September 30, 2003 was $59,000, or 32.3% of pre-tax income. This compares with income tax expense of $143,000 or 34.0% for the nine months ended September 30, 2002. The reduced amount of income tax expense is attributable to reduced earnings for the current period and the reduced percentage results because a quarter percentage of the earnings are taxed at a lower rate because of the graduated nature of the corporate income tax.

As a result of the foregoing, the Company reported net income of $123,430 for the nine months ended September 30, 2003, compared to net income of $277,552 for the nine months ended September 30, 2002.

Liquidity and Capital Resources

As of September 30, 2003, the Company had cash and cash equivalents of $233,720, and a deficit in working capital of $244,322. This compares with cash and cash equivalents of $5,082 and a deficit in working capital of $362,146 as of December 31, 2002.

For the nine months ended September 30, 2003, the Company had net cash flows provided by operating activities of $173,550. This compares with net cash flows provided by operating activities of $347,794 for the nine months ended September 30, 2002. This decrease resulted from decreased earnings and changes in the current accounts.

Cash flows from financing activities totaled $55,088 for the nine months ended September 30, 2003. This compares with cash flows used in financing activities of $220,967 for the nine months ended September 30, 2002. This change resulted from a net increase in loans from shareholders.

There were no cash flows from investing activities for the nine months ended September 30, 2003 and 2002.


Years Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues. Revenues for the year ended December 31, 2002 increased by $1,795,246, or 60.5%, to $4,762,144 from $2,966,879 for the year ended December 31, 2001.
The increase in revenue resulted because of additional advertising to travel agents that produced additional revenue from tours.

Cost of Revenue. Cost of revenue represents the cost of chartering aircraft. Cost of revenue increased by $1,547,642, or 62.5%, to $4,021,986 from $2,474,344 for the year ended December 31, 2001. Cost of revenue as a percentage of revenue increased by 1.1% to 84.5% for the year ended December 31, 2002 from 83.4% for the year ended December 31, 2001. The increase in the cost of goods sold is attributable to the increase in revenues. The increase in the cost of goods sold as a percentage of revenue is attributable to additional charges because of the mix of the aircraft.

General and Administrative Expenses. General and administrative expenses decreased by $171,232, or 26.9%, to $466,329 for the year ended December 31, 2002 from $637,561 for the year ended December 31, 2001. The decrease in general and administrative expenses is principally due to the absence of a bad debt expense in the current year compared to bad debt expense of $192,778 for the year ended December 31, 2001. This was partially offset by increases in customer service fees, rent, professional fees and miscellaneous expense but a decrease in interest expense.

Other Income. Other income totaled $7,664 for the year ended December 31, 2002 compared to $1,918 for the year ended December 31, 2001. Other income for the year ended December 31, 2001 was entirely from interest income, and for the year ended December 31, 2002 was due to reduction of debt through restructuring.

Income Taxes. Income tax expense for the year ended December 31, 2002 totaled $96,600. For the year ended December 31, 2001, there was an income tax benefit of $173,351 from the carryback of the net operating loss. The Company has a net operating loss carryover as of December 31, 2002 of approximately $260,000.

As a result of the foregoing, the Company reported net income of $184,893 for the year ended December 31, 2002 compared to net income of $30,243 for the year ended December 31, 2001.

Liquidity and Capital Resources

As of December 31, 2002, the Company had cash of $5,082 and a deficit in working capital of $362,146. This compares with cash of $13,304 and a deficit in working capital of $570,779 as of December 31, 2001.

For the year ended December 31, 2002, the Company had cash flows provided by operations of $212,147. This compares with cash flows provided by operations of $98,560 for the year ended December 31, 2001. This increase resulted from increased earnings which was partially offset by a decrease in current liabilities.

For the year ended December 31, 2002, the Company used $159 in investing activities. This compares with the use of $3,940 used in investing activities for the year ended December 31, 2001. All of the funds in both periods were used for equipment purchases.

Cash flows used by financing activities totaled $220,210 for the year ended December 31, 2002 and $219,168 for the year ended December 31, 2001. The net funds used by financing activities in both years resulted from the repayment of loans.

Historically, the Company has financed its operations from earnings and borrowings from its principal shareholders. While such sources of capital have kept the company operational, it has significantly hindered its ability to grow. Therefore, unless the company is able to sell its shares to raise capital, or obtain third party borrowing sources, it will be unable to fully implement its business plan.

                             Description of Property

The company does not own any property. It leases its office space under a monthly lease from the principal shareholder, Harold J. Pareti, which space is located at the personal residence of such principal shareholder. Rental expense for the years ended December 31, 2001 and 2002 were $33,045 and $45,332, respectively. Monthly rental expense is $3,500. There is no written lease agreement.

         Security Ownership of Certain Beneficial Owners and Management

Following the acquisition of Global Airlines Services, Inc. the company has 20,000,000 shares issued and outstanding. The following table sets out as of March 15, 2004, the beneficial ownership of shares of the Company's common stock of each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's common stock and all officers and directors of the company. The company has only one class of stock outstanding and all shareholders have equal per share voting rights.

                  Name and                  Amount and
                  Address of                Nature of
                  Beneficial                Beneficial
Title of Class    Owner (1)                 Owner             Percent of Class
--------------   -------------------------  ------------      ----------------
Common Stock      Harold J. Pareti           12,600,000        63.0%
                  121 South Gordon Rd.
                  Ft. Lauderdale, FL 33301

Common Stock      Sharon L. Thompson            700,000         3.5%
                  121 South Gordon Rd.
                  Ft. Lauderdale, FL 33301

(1) Unless otherwise indicated, each beneficial owner has both sole voting and sole investment power with respect to the shares beneficially owned by such person.

Harold J. Pareti is President and Director; Sharon L. Thompson is Secretary, Treasurer, Chief Financial Officer and Director; and Deepak Kashyap is Director of the company. As a group, they beneficially own 14,000,000 shares of common stock, which represents 66.5% of the issued and outstanding common stock of the Company.

          Directors, Executive Officers, Promoters and Control Persons

The executive officers and directors of the company as of January 30, 2004 are as follows:

   Name                 Age                                  Position
   ----                 ---                                  --------
Harold J. Pareti        55      President, Chief Executive Officer & Director
Sharon L. Thompson      53      Secretary / Treasurer, Chief Financial Officer
Deepak Kashyap          34      Director

Information on the business and work experience of our Directors is set out below:

Harold J. Pareti. Mr. Pareti has an extensive background in the avitiation industry. From 1973 through 1976 he was assistant general counsel for the United States Civil Aronautics Board. From 1976 to 1980 he handled government compliance for Texas International Airlines (now Continental Airlines). From 1980 to 1985 he served as President, Chief Operating Officer and General Counsel for People Express Airlines Inc. From 1985 to 1995, Mr. Pareti operated a successful consulting practice. From 1996 to present, he serves as Chairman of the Board, President and Chief Executive Officer of Global Airlines, Inc. Mr. Pareti has a B.A. in Political Science from the University of Pittsburgh, a J.D. from the New England School of Law and a LLM in Economic Regulation from George Washington University. Mr. Pareti does and will continue to devote 100% of his time to the business of the company.

Sharon L. Thompson. Ms. Thompson was the owner /operator of Atlantic Radio Telephone from 1973 to 1982 a marine electronics company where she handled administrative affairs. Following the sale of her interest in Atlantic Radio Telephone in 1982 she was the owner/operator of Electronics for Yachting where she also handled administrative matters until 1988. From 1990 to 1998 she was employed by Nations Bank where she served in various functions including Group leader. Since 1998 she has served as controller, chief financial officer and director of Global Airline Service, Inc. Ms. Thompson has attended the American Institute of Banking at Tampa College. Ms. Thompson does and will continue to devote 100% of her time to the business of the company.

Deepak Kashyap. Mr. Kashyap was appointed a director of the Company in January 2004. Mr. Kashyap is the Chief Financial Officer of Daco Manufacturing Ltd. a Canadian Manufacturer and distributor. Mr. Kashyap has been employed by DACO
 Manufacturing for ___ years and has been their chief financial officer since 1998.

Unless otherwise indicated, all directors are elected for a term of one year, and in that capacity, do not receive any compensation for their services. All officers serve at the discretion of the Board of Directors.

                             Executive Compensation

The following table sets forth information concerning cash and non-cash compensation paid or accrued for service in all capacities to the Company during the year ended December 31, 2002 of each person who served as the Company's Chief Executive Officer during calendar year 2002. No other executive officers totaled annual salary and bonus exceeded $100,000 during the calendar year ended December 31, 2002 or for any of the two previous years.

                                                                                 Long-term
    Name & Principal          Annual Compensation                 Other         Compensation
        Position        Year       Salary        Bonus       (Auto Allowance)   Stock Options
        --------        ----       ------        -----       ----------------   -------------

    Harold J. Pareti    2002     $300,000          -                -                 -
                        2001     $250,000          -                -                 -
                        2000     $250,000          -                -                 -


Our outside director, Mr. Kashyap is compensated $1,000 plus expenses for each Board of Directort meeting he attends.

Board Committees

We do not presently maintain an audit committee or any other committee of our board of directors. Because we do not presently maintain an audit committee, we have no audit committee financial expert.

                 Certain Relationships and Related Transactions

Except as disclosed below, none of our officers, directors or substantial shareholders has any interests in any material transaction undertaken by the Company during the past two years. Nor are there any current relationships between the parties. However, Harold J. Pareti and Sharon L. Thompson are engaged to be married.

The property which is being leased to the Company also serves as the residence of our president and secretary /treasurer.




Loans Payable to Stockholders.

We have a loan payable to our stockholder, Harold J. Pareti. The loan is non-collateralized and due on demand. There is no written loan agreement in place. Interest is accrued monthly and imputed at the rate of 5.5%. Accrued interest payable included in the balance of $169,817 at September 30, 2003, is $775. As of October 1, 2003, this loan was converted into capital.

We have an additional loan payable to Mr. Pareti. The loan is non-collateralized and due on demand. There is no written loan agreement in place. Interest is accrued monthly and imputed at the rate of 6.9%. All interest has been paid through September 30, 2003, and as of this date the loan balance was $32,142. As of October 1, 2003, this loan was converted into capital.

Other Related Party Transactions.

We lease our office space, located inside the home of Mr. Pareti, our majority shareholder. No written lease agreement is in place. Office rent for the nine-month period ending September 30, 2003 and 2002 was $32,030 and $34,296, respectively.

In 2001, we loaned $226,600 to a related company that is also owned 100% by a stockholder of Global. In 2001, Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement in place, and interest was not imputed to the outstanding balance. The related company also transferred its remaining equipment, net of accumulated depreciation of $411, to Global reducing the loan payable to by $810. The loan receivable was written off at December 31, 2002. We utilized the related company's airplane through approximately June 2002 and charged $429,700 to cost of revenue for the maintenance and operations of the airplane during that period. There was no written agreement between the companies.

We paid our majority shockholder $23,604 and $89,800 through September 30, 2003 and 2002, respectively, as a partial reduction of the outstanding loan payable to stockholder. Of these two amounts, $8,575 and $7,693, respectively, were charged to interest expense and the remaining $15, 029 and $82,107, respectively reduced principal. Interest on the loan was imputed at 5.5%.

We repaid a minority shareholder $65,500 in 2002 for funds loaned to us by the shareholder in 2001 and 2002. Of the $65,500, $2,334 was applied to interest expense and the remaining $63,166 reduced principal. The shareholder loaned us an additional $62,225 through September 30, 2003. We repaid the minority shareholder $34,312 in 2003, of which amount $1,413 was charged to interest expense. Interest on the loan was imputed at 6.9%.

                            Description of Securities

Common Stock

The company is authorized to issue an unlimited number of shares of common stock, no par value per share. At October 1, 2003, there were 20,000,000 shares of common stock outstanding.

The holders of the common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock as such have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock.

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of shares having more than fifty percent (50%) of the votes for the election of directors can elect all of the directors.

Liquidation Rights. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Other Rights. Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares.

There exist no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control for the company.


                                     Part II

       Market Price and Dividends on Registrant's Common Equity and Other
                              Shareholder Matters.

Although common shares of the company are traded, they are quoted in the pink sheets and have only nominal trading activity. Following this amendment to Form 10-SB, we will file a Form 211 with the NASD to have our shares quoted on the OTC:BB. As of January 30, 2004, the closing bid price of the common stock was $1.00 per share. Our shares trade under the symbol "NWWIF".

There are no outstanding options or warrants to purchase, or securities convertible into, common shares of the company.

Of the 20,000,000 outstanding shares of the Company, 5,169,000 shares are freely tradable and 14,831,000 were issued pursuant to exemptions from registration under the Securities Act of 1933 (the "Act"). All such shares constitute restricted securities as that turn is defined by Rule 144 of the Act and will bear appropriate legends restricting transferability.

Restricted securities may not be sold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Act. In general, under Rule 144 all persons (or persons whose shares are required to be aggregated) who have beneficially owned restricted shares for at lease one year and persons who are affiliates of the Company, would be entitled to sell in the open market within any three month period, a number of shares that does not exceed the greater of (i) one percent (1%) of the then outstanding shares of the Company common stock; or (ii) the average weekly trading volume of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to manner of sale, notice requirements and availability of current public information about the Company. Persons who are not, and/or in the preceding three months have not been, affiliates of the company and who have held their restricted shares for at least two years are entitled to sell their shares under Rule 144 without regard to any of the foregoing provisions.

As our common stock is expected to trade on the over-the-counter electronic bulletin board or on the Pink Sheets, it is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as "penny stock". A penny stock is generally defined as any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales requirements on broker-dealers who sell penny stocks to persons other than established customers and "accredited investors". An accredited investor is generally defined as an investor with a net worth is in excess of $1,000,000, or an annual income exceeding $220,000 individually or $300,000 together with a spouse.

Pursuant to Rule 15g-9 of the Securities Exchange Act of 1934, for these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens impose upon broker-dealers by such requirements could, in the event the common stock were deemed penny stock, discourage broker-dealers from effecting transactions in our common stock which could severely limit the market liquidity of the common stock.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares may someday be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular market will develop or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

There are approximately 1,050 shareholders of the company's common stock, including those who hold their shares in street name.

The transfer agent for our common stock is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, telephone number (480) 481-3840.

We have voluntarily elected to file this Registration Statement and become a fully reporting company in order to increase our visibility, to provide increased information to our shareholders, and to make us eligible to have our shares traded on the OTC:BB or an exchange in the future.

                                 Dividend Policy

We have not paid dividends in the past and we intend to retain earnings, if any, and will not pay cash dividends in the foreseeable future. Any future determinations to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as the board of directors may deem relevant.

                                Legal Proceedings

There are currently two lawsuits pending involving the Company.

1.          Champion Tours & Events Inc. v. American Cruises and Charter, Inc.
            and Global Airline Services, Inc.
     This is a lawsuit that was filed against the Company in March 2003 in the Circuit Court of Orange County Florida, alleging breach of contract for failure to provide charter services as required. The real dispute in this case is between, Champion Tours and American Cruises and Charters. The Company was not paid in full for the charter flights by American Cruises and Charter and therefore did not provide the charter flights. On October 3, 2003, the parties reached an agreement to dismiss this suit with each party paying its own costs and legal expenses, and on October 22, 2003, the parties filed an agreed Joint Stipulation of Dismissal with Prejudice in order to dismiss the case.

2. Sky Trek International Airlines v. Global Airline Services, Inc.
     This suit was originally filed in 2000 in Circuit Court of Broward County Florida by the Bankruptcy Trustee of Sky Trek seeking damages for breach of contract. The case has been ordered to mediation and is currently not active. On January 23, 2004, the parties reached an agreement in mediation, and agreed that Global will pay Sky Trek International Airlines $35,000 as follows - $5,000 on or before February 23, 2004, $12,500 on or before March 23, 2004, and $17,500 on or before May 3, 2004. The agreement further states that in the event that Global is late in making any payment after request fails to cure late payment within seven days, Sky Trek International Airlines shall be entitled to judgment against Global in the amount of $288,394.

Additionally, in year 2000, a tour company filed suit for a claim of loss in a Texas court against Global. The company obtained a judgment against Global in Tarrant County, Texas for approximately $190,000. The tour company subsequently filed two motions in Florida in an attempt to domesticate their judgment for purposes of execution. Florida judges denied both motions. We were not aware of any legal action against it until it was notified by the Florida courts of the attempt to domesticate the judgment. Global filed an action to contest the validity of the judgment pursuant to Florida Statute 55.509. We have taken no further action in this matter.

                                     Experts

The audited financial statemtents included in this registration statement to the extent and for the periods indicated in their reports have been audited by Wieseneck, Andres & Company, P.A. independent public accountants, and are included herein in reliance upon the authority of said firm as experts giving such reports.

                  Changes in and Disagreements with Accountants

There has been no auditor for New Wave Windmills Corp. The financial information of New Wave Windmills Corp. has been audited now by the auditors of Global Airline Services, Inc. Weiseneck, Andres & Co, P.A. During our two most recent fiscal years and any subsequent interim period, there have been no disagreements with Weiseneck, Andres & Company P.A. on any matters of accounting principal or practices, financial statements disclosures or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Weiseneck, Andres & Company P.A. would have caused Weiseneck, Andres & Company P.A. to make reference to the subject matter of the disagreement(s) in connection with its report.

                     Recent Sales of Unregistered Securities

Within the past three years, the Company has issued securities to the following persons without registering the securities under the Securities Act of 1933.

                                                             Title of
                Date              No. of Shares             Securities
                ----              -------------             ----------
1. On September 19, 2002         5,169,000 (c)             Common Stock
2. June 6, 2003                 25,000,000 (a)(c)          Common Stock
3. October 1, 2003              14,000,000 (b)             Common Stock

(a) Of this amount, 24,169,000 shares were cancelled on September 30, 2003.
(b)           Issued to the three shareholders of Global Airline Services, Inc.
              for the acquisition of all of the issued and outstanding shares of Global Airlines Services, Inc.
(c) The Company believes that no registration is required for these shares under SEC staff Legal Bulletin No. 4 dated September
              16, 1997.

The June 6, 2003, and October 1, 2003 shares were issued under an exemption from registration provided by Section 4(2) of the Securities Act of 1933. There shares were issued to Sandy Wineck.

The shares issued on September 19, 2002 were treated as a share dividend to the shareholders of First Canadian American Holding Corporation.

                    Indemnification of Directors and Officers

The Company's Bylaws contain provisions that reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. The Company is unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which such director would seek indemnification or similar protection.

Such provisions are intended to increase the protection provided directors and, thus, increase the Company's ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, the Company does not maintain a liability insurance policy for the benefit of its directors. The Company believes that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risks of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies. The Company also believes that the increased risk of personal liability without adequate insurance or other indemnity protection for its directors could result in overcautious and less effective direction and management of the Company. Although no directors have resigned or have threatened to resign as a result of the Company's failure to provide insurance or other indemnity protection from liability, it is uncertain whether the Company's directors would continue to serve in such capacities if improved protection from liability were not provided.

         The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its shareholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty, which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director, or for violations of the federal securities laws.

         The provisions regarding indemnification provide, in essence, that the Company will indemnify its directors against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (stockholder derivative actions). The provisions do not require a showing of good faith. Moreover, it does not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, the Company does not currently provide liability insurance for its directors, and there is no guarantee that the Company will provide such insurance to its directors in the near future.

         The provisions also eliminate or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

         The provisions diminish the rights of action previously available to shareholders. Under Ontario law they do so by eliminating a theory upon which most claims for damages against a director of the Company may be maintained by shareholders on their own behalf and on behalf of the Company and afford indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors liability insurance and because there is no assurance that the Company will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, the Company may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If the Company is forced to bear the costs for indemnification, the value of the Company stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form 10-SB. We are required to file annual, quarterly and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

         We intend to furnish each holder of our common stock annual reports containing audited financial statements and a report thereon by independent certified accountants. We will also furnish to each holder of our common stock such other reports as may be required by law.

                                    Part III

                                    Exhibits

2.1      Exchange Agreement
3.1      Articles of Incorporation *
3.2      Bylaws *
5.1      Legal Opinion of Vanderkam & Associates
23.1     Consent of Wiesenek and Andres & Co. P.A.
23.2     Consent of Vanderkam & Associates included in 5.1
         Form F-X

*    Previously filed
                             Description of Exhibits

a. The Exchange Agreement provides for the acquisition of 100% of Global Airline Services, Inc. in exchange for 14,000,000 shares of the Registrant's common stock and contains the normal representation and warranties.
b. The Company has no material contracts. All contracts are for single charters or for several charters over a relatively short time period.


                                   Signatures

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Lauderdale, Florida on the 23rd day of October, 2003.


                            NEW WAVE WINDMILLS, INC.


                            By: /s/ Harold J. Pareti
                               ------------------------
                                Harold J. Pareti
April 6, 2004                  President



In accordance with the requirements of the Securities & Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the date indicated.


Signatures               Title                                   Date

/s/ Harold J. Pareti     President, Chairman, Chief Executive
--------------------
                         Officer and Director                    April 6, 2004

/s/ Sharon L. Thompson   Secretary/Treasurer, Chief Financial
                         Officer and Director                    April 6, 2004

/s/ Deepak Kashyap       Director                                April 6, 2004
------------------